Filed pursuant to Rule 424(b)(7)
Registration No. 333-257660

PROSPECTUS SUPPLEMENT NO. 1

(To prospectus dated July 14, 2021)

REPAY HOLDINGS CORPORATION

10,051,302 Shares of Class A Common Stock Offered by the Selling Securityholders

This prospectus supplement updates and amends the selling securityholder information contained in the prospectus dated July 14, 2021 (the “Prospectus”), which forms a part of the Registration Statement on Form S-3 (File No. 333-257660) of Repay Holdings Corporation (the “Company”, “we”, “our” or “us”), and relates to the offer and sale from time to time by selling securityholders of up to an aggregate of 10,051,302 shares of our Class A common stock.

This prospectus supplement is being filed solely for the purpose of including additional selling securityholders who acquired shares of Class A common stock from the existing selling securityholder and does not register any additional shares of Class A common stock.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves risks. See the section entitled “Risk Factors” on page 3 of the Prospectus and the risks described in any document incorporated by reference therein and herein to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 13, 2021.

ABOUT THIS PROSPECTUS SUPPLEMENT

The “Selling Securityholder” section in the Prospectus is modified by adding the information below with respect to certain persons not previously listed therein and also to update information for certain persons previously listed therein. The following table sets forth certain information provided by or on behalf of the Selling Securityholders listed below concerning the Class A common stock that may be offered from time to time by each such Selling Securityholder. All of the shares of Class A common stock listed in the table below represent shares of Class A common stock held by Beckham Parent, L.P. (formerly BillingTree Parent, L.P.) (“Beckham LP”) or distributed by Beckham LP to its limited partners. Beckham LP was previously identified as the Selling Securityholder in the Prospectus. Percentages of Class A common stock and voting power, respectively, reflect 90,539,562 shares of the Company’s Class A common stock (which number includes 2,061,427 shares of unvested restricted stock that have voting rights) outstanding as of December 2, 2021. Capitalized terms not otherwise defined herein shall have the meaning given in the Prospectus.

SELLING SECURITYHOLDERS

Up to 10,051,302 shares of our Class A common stock (plus an indeterminate number of shares of our Class A common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act) may be offered for resale by the Selling Securityholders under the Prospectus (including their pledgees, donees, transferees, assignees, successors and other permitted transferees) from time to time in one or more offerings.

When we refer to the “Selling Securityholders” in the Prospectus and this prospectus supplement, we refer to the persons listed in the table below (including the entities set forth in footnotes (6) and (8) thereof), and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Selling Securityholders’ interest in the shares of Class A common stock received from the Selling Securityholders as a gift, pledge, partnership distribution, member distribution, stockholder distribution or other non-sale related transfer. The following table sets forth information concerning the shares of Class A common stock that may be offered from time to time by the Selling Securityholders.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such shares of Class A common stock. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, the Selling Securityholders, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus supplement is a part, if and when necessary.

The following table sets forth certain information provided by or on behalf of the Selling Securityholders concerning the Class A common stock that may be offered from time to time by the Selling Securityholders. The Selling Securityholders may sell all, some or none of such securities in this offering. See the section entitled “Plan of Distribution” in the Prospectus.

The address of each Selling Securityholder is provided in the footnotes to the table below.

Name of Selling Securityholder	Class A Common Stock Beneficially Owned and Offered Hereby	% of Class A Common Stock Beneficially Owned and Offered Hereby(1)	% of Total Voting Power Prior to Offering (2)(3)	Class A Common Stock Beneficially Owned Upon Completion of Offering(4)	% of Class A Common Stock Beneficially Owned Upon Completion of Offering(1)(4)	% of Total Voting Power Upon Completion of Offering (2)(3)(4)
Beckham Parent, L.P. (5)(6)	14,245	*	*	—	—	—
Beckham Aggregator, L.P. (7)(8)	8,907,540	9.8%	9.0%	—	—	—

*	Less than 1 percent.
(1)

Percentage of Class A Common Stock is calculated using a denominator of 90,539,562 shares of the Company’s Class A common stock (which number includes 2,061,427 shares of unvested restricted stock that have voting rights) outstanding as of December 2, 2021.

(2)

Holders of Class A common stock are entitled to one vote for each share of Class A common stock held by them. Each Repay Unitholder owns Post-Merger Repay Units and one share of Class V common stock and is entitled to a number of votes that is equal to the product of (i) the total number of Post-Merger Repay Units held by such holder multiplied by (ii) the exchange ratio between the Post-Merger Repay Units and Class A common stock, which is initially one-for-one. Subject to the terms of the Exchange Agreement, the Post-Merger Repay Units are currently exchangeable for shares of Class A common stock on a one-for-one basis.

(3)

Represents percentage of voting power of the holders of Class A common stock and Class V common stock of the Company voting together as a single class. See the section entitled “Description of Securities” in the Prospectus. Percentage of total voting power is calculated using a denominator of 98,466,138, which is the sum of (i) 90,539,562 shares of the Company’s Class A common stock (which number includes 2,061,427 shares of unvested restricted stock that have voting rights) and (ii) 7,926,576 Post-Merger Repay Units, in each case, outstanding as of December 2, 2021.

(4)	Assumes the sale of all shares of Class A common stock registered pursuant to the resale registration statement of which this prospectus supplement is a part.
(5)

Beckham LP is the record owner of the shares set forth above. BT Parent GP, LLC (“BT Parent GP”) is the general partner of Beckham LP and as such may be deemed the beneficial owner of the shares of Class A common stock. BT Parent GP has delegated investment decisions, including voting and dispositive power, with respect to the shares of Class A common stock of the Company to Beckham LP’s board of managers. The members of the board of managers, who act by majority vote, are Brian Golson, Henry Helgeson, Jack Lavin, Christine Lee, Zachary Sadek and Edgar Sturans. The address for Beckham LP is c/o Parthenon Capital Partners, Four Embarcadero Center, Suite 3610, San Francisco, California 94111.

(6)

Does not include 1,129,517 shares of Class A common stock which were distributed by Beckham LP to its limited partners (other than Beckham Aggregator, L.P.) in a pro rata distribution with no consideration on December 13, 2021, and which are registered pursuant to the registration statement of which this prospectus supplement is a part. Includes limited partners of Beckham LP which may receive additional shares of Class A common stock from Beckham LP at a future date. Such limited partners disclaim beneficial ownership of the shares of Class A common stock held by Beckham LP, as such limited partners do not have voting or dispositive power with respect to the shares of Class A common stock of the Company held of record by Beckham LP.

(7)

Beckham Aggregator, L.P. (“Beckham Aggregator”) is the record owner of the shares set forth above. Beckham Aggregator received the shares in a pro rata distribution of shares for no consideration from Beckham LP on December 13, 2021. BT Parent GP is the general partner of Beckham Aggregator and as such may be deemed the beneficial owner of the shares of Class A common stock. BT Parent GP has delegated investment decisions, including voting and dispositive power, with respect to the shares of Class A common stock of the Company to Beckham Aggregator’s board of managers. The members of the board of managers, who act by majority vote, are Brian Golson, Zachary Sadek and Tom Hough. The address for Beckham Aggregator is c/o Parthenon Capital Partners, Four Embarcadero Center, Suite 3610, San Francisco, California 94111.

(8)

Includes, but is not limited to, the following limited partners of Beckham Aggregator and their limited partners: Parthenon Investors IV, L.P., Parthenon Capital Partners Fund II, L.P., Parthenon Investors V, L.P. (collectively, the “Parthenon Funds”), and Madison Capital Funding Co-Investment Fund LP (Series 2016) (“Madison”), which may receive shares of Class A common stock from Beckham Aggregator upon their distribution of the shares to its limited partners and a subsequent distribution by such limited partners. The Parthenon Funds, Madison and any other limited partners disclaim beneficial ownership of the shares of Class A common stock held by Beckham Aggregator, as the Parthenon Funds, Madison and such other limited partners do not have voting or dispositive power with respect to the shares of Class A common stock of the Company held of record by Beckham Aggregator.

Material Relationships with the Selling Securityholders

Merger Agreement

We issued the shares of Class A common stock to Beckham LP as a portion of the purchase price consideration under the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into the Target, with the Target being the surviving company of the merger. We are registering the shares on behalf of the Selling Securityholders pursuant to the Merger Agreement and the related Registration Rights Agreement entered into between the Company and Beckham LP concurrently with the Merger Agreement.

Registration Rights Agreement

In connection with the Acquisition, we entered into the BillingTree Registration Rights Agreement with Beckham LP on May 7, 2021 with respect to the Acquisition Shares. Under the terms of the BillingTree Registration Rights Agreement, we are required to file with the SEC the resale registration statement of which this prospectus supplement is a part, with respect to the offer and resale or distribution of the Acquisition Shares. In addition, we are required to assist the Selling Securityholders in connection with up to two non-marketed underwritten offerings, upon demand of the Selling Securityholders. Under the BillingTree Registration Rights Agreement, we have agreed to indemnify the Selling Securityholders and their respective officers and directors and controlling persons against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Acquisition Shares, unless such liability arises from misstatement or omission with respect to information relating to the Selling Securityholders, and the Selling Securityholders have agreed to indemnify the Company and its officers and directors and controlling persons against all losses or damages caused by misstatements or omissions with respect to information relating to the Selling Securityholders. The rights of the Selling Securityholders under the BillingTree Registration Rights Agreement may be assigned to any direct or indirect transferee of the Selling Securityholders as permitted thereunder and in the Merger Agreement. In such case, we will use commercially reasonable efforts to amend or supplement the Prospectus and the registration statement of which this prospectus supplement is a part in order to reflect any distribution or transfer of the Acquisition Shares from the Selling Securityholders to any of its direct or indirect equityholders that does not involve a disposition for value. The BillingTree Registration Rights Agreement also contains customary provisions with respect to blackout periods and registration procedures. Beckham Aggregator joined the BillingTree Registration Rights Agreement as an original party thereto and as an Investor (as defined therein), with such rights and related obligations and liabilities upon the pro rata distribution of shares for no consideration from Beckham LP on December 13, 2021.

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